EXHIBIT 99.1

HEXO Acknowledges Zenabis Group CCAA Filing

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, June 17, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) acknowledged today that its wholly-owned subsidiary, Zenabis Global Inc. (“Zenabis”), as well as Zenabis’ direct and indirect wholly-owned subsidiaries (collectively, the “Zenabis Group”), have filed a petition with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. HEXO understands that Ernst & Young Inc. has been appointed as the Monitor to oversee the CCAA proceedings.

The CCAA petition is limited to the Zenabis Group and neither HEXO Corp. nor any of its subsidiaries, other than the members of the Zenabis Group, are petitioners or parties to the CCAA Proceedings.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:
Investor Relations:
invest@hexo.com
www.hexocorp.com

For media inquiries please contact:
media@hexo.com

For further information regarding the Zenabis Group’s CCAA proceedings, please contact:
Ernst & Young Inc.
900 Boul. de Maisonneuve O., Bureau 2300
Montréal, Québec, H3A 0A8
zenabis.monitor@ca.ey.com
1-855-941-7757